

July 11, 2014

Via E-mail
Adi Hoess
Chief Executive Officer
Affimed Therapeutics B.V.
Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany

>   **Re: Affimed Therapeutics B.V.**
>   **Registration Statement on Form F-1**
>   **Filed June 27, 2014**
>   **File No. 333-197097**

Dear Mr. Hoess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that several of the comments we included in our letter dated June 19, 2014 were issued by the Division's Office of International Corporate Finance. They have not yet completed their review of this filing and your responses. We will promptly provide you with any additional comments they may have upon completion of their review.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview, page 65

2. You indicate that research and development expenses include costs associated with obtaining and maintaining patents and other intellectual property. Please clarify for us what "obtaining and maintaining" costs relate to, other than registration costs, and how the costs are properly classified as research and development under IFRS.

Business
Overview, page 76

3. We note that under "Our Strengths" on page 79 you suggest that a Phase 2b trial of AFM13 in relapsed refractory HL patients may be sufficient to support a New Drug Application. Please expand your disclosure to provide the basis for this statement and clarify whether you have engaged in any discussions or correspondence with the FDA concerning this possibility. If so, also disclose the substance of those discussions or correspondence and the conclusions, if any, that resulted from them.

Index to Consolidated Financial Statements
General

4. We do not believe your response to our prior comment 27 provides a sufficient basis to omit the audited financial statements of the registrant, Affimed Therapeutics B.V. Please provide audited financial statements of the registrant, Affimed Therapeutics B.V., or provide us an analysis that supports your basis for omitting them.

5. Please tell us how you will account for and depict the exchange of Series D preferred shares, Series E preferred shares and common shares in Affimed Therapeutics AG for common shares in Affimed Therapeutics B.V. Include an analysis explaining how you considered the exchange of different classes of equity. Tell us whether the exchange should be retrospective or as of the date of exchange and why.

Notes to Consolidated Financial Statements
Note 6. Revenue
Collaboration agreement Amphivena, page F-26

6. We acknowledge your response to our comments 29 and 30. In order to gain a better understanding of your accounting for the agreements with Amphivena, please address the following:

    -   You state that your equity interest in Amphivena was in excess of 20% of all voting equity in Amphivena but the voting rights do not convey a significant influence justifying the application of the equity method under IAS 28. Please demonstrate to us why the excess of 20% investment does not convey significant influence. Refer to IAS 28.6 in your response. In this regard, please tell us what factor(s) indicate control of the structured entity if voting rights are not the dominant factor;

    -   Tell us your consideration of IFRS 12. If applicable, tell us how you have complied with IFRS 12.7 through 12.9, specifically addressing the type of joint arrangement you have with Amphivena and the significant judgments and assumptions made in determining that you do not have significant influence even

> though you hold over 20% of the voting rights of Amphivena. If not applicable, please tell us why; and
> - Tell us your consideration of IFRS 11. If applicable, tell us how your accounting related to the agreements with Amphivena is consistent with this guidance. If not applicable, please tell us why.

Note 19. Preferred shares, page F-32

7. We acknowledge your response to our comment 31. Tell us why the discount rate of 15.5% is appropriate and why the rate did not change from December 31, 2012 to March 31, 2014. Also, tell us the significant factors used to determine the future cash flows and the terminal value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017